Exhibit 99.4

Telkom SA Limited

(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
("Telkom")

Vodacom quarterly update - Vodacom surpasses 17 million customer mark

Vodacom Group (Proprietary) Limited ("Vodacom" or "Vodacom Group") (unlisted), South Africa's leading mobile communications group, in which Telkom has a 50.0% holding, announced today a quarterly update for the three months ended June 30, 2005.

As at June 30, 2005, Vodacom Group recorded 17.2 million customers on its networks operated in South Africa and other African countries, an 11.2% increase in the three months since March 31, 2005. The Group's international operations comprise 2.9 million customers, or 17.0% of the total customer base.

Vodacom South Africa increased its customer base by 11.3% since March 31, 2005 to 14.3 million customers. Vodacom South Africa's customer base increased to 2.0 million contract customers and 12.3 million prepaid customers, increases of 5.8% and 12.3% since March 31, 2005, respectively. The rapid growth in the South African customer base is a result of high gross customer connections, combined with low churn for the quarter caused by a clean up of the customer base in March 2005. South African ARPU declined by 8.0% to R150 per month for the three months to June 30, 2005. The ARPU was negatively impacted by the increasing proportion of prepaid customers in the total base, as well as lower usage per average customer.

Vodacom was the first operator to introduce a commercial 3G offering into the local market in December 2004. The take up by customers during this initial period of deployment continues to be encouraging, with the number of active 3G users on the network as at June 30, 2005 being 26,341 (March 31, 2005: 10,853). The 3G launch included a number of innovative products such as the Vodafone Mobile Connect Card, and, Vodacom currently has 10,516 users (March 31, 2005: 5,105). The number of Vodacom 3G base stations has increased to 964 (March 31, 2005: 487).

Customers, year-to-date ARPU, 3-month inactive statistics and churn as of June 30, 2005 compared with March 31, 2005 for Vodacom South Africa are as follows:

Vodacom South Africa	March 31, 2005	June 30, 2005	% change
Customers (thousands)	12,838	14,289	11.3
Contract	1,872	1,980	5.8
Prepaid	10,941	12,282	12.3
Community services	25	27	8.0
ARPU (ZAR)	163	150	(8.0)
3-month inactive customers as % of total customers	7.9	9.0	(1.1 pts)
Contract	1.5	1.7	(0.2 pts)
Prepaid	9.0	10.5	(1.5 pts)
Churn (%)	27.1	12.4	14.7 pts
Contract	9.1	8.6	0.5 pts
Prepaid	30.3	13.0	17.3 pts

Vodacom's other African operations increased its total customer base by 10.7% since March 31, 2005 to 2.9 million customers. Satisfactory customer growth was enjoyed in all Vodacom's other African operations, most notably Tanzania with a 14.9% increase in its customer base. However, customer growth has also been negated by higher churn, with the exception of Tanzania.

In real terms, ARPUs have declined in all the other African operations, offset by the depreciation in the Rand. The decline in ARPUs is due to the penetration into the lower spending prepaid market, as well as continued high levels of competition in all of these markets.

Vodacom's other African operations' customers; year-to-date ARPU and churn as of June 30, 2005 compared to March 31, 2005 are as follows:

Other African operations	March 31, 2005	June 30, 2005	% change
Vodacom Tanzania
Customers (thousands)	1,201	1,380	14.9
Contract	5	6	20.0
Prepaid	1,193	1,371	14.9
Public phones	3	3	-
ARPU (ZAR)	81	69	(14.8)
ARPU (TSH)	14,130	11,980	(15.2)
Churn (%)	29.6	26.9	2.7 pts
Vodacom Congo
Customers (thousands)	1,032	1,091	5.7
Contract	10	11	10.0
Prepaid	1,010	1,070	5.9
Public phones	12	10	(16.7)
ARPU (ZAR)	98	86	(12.2)
ARPU (US$)	16	13	(18.8)
Churn (%)	23.1	31.8	(8.7 pts)
Vodacom Lesotho
Customers (thousands)	147	157	6.8
Contract	4	3	(25.0)
Prepaid	142	152	7.0
Public phones	1	2	100.0
ARPU (ZAR)	92	75	(18.5)
Churn (%)	17.3	22.5	(5.2 pts)
Vodacom Mozambique
Customers (thousands)	265	299	12.8
Contract	4	4	-
Prepaid	261	295	13.0

ARPU (ZAR)	52	41	(21.2)
ARPU (MZM)	177,954	146,300	(17.8)
Churn (%)	11.3	32.4	(21.1 pts)
Total other African customers (thousands)	2,645	2,927	10.7

Johannesburg

26 July 2005